17009503

SEC
Mail Processing
Section

MAR 0 6 2017

Washington DC
406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65270

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Light Horse Market Solutions, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Broadway, 9th Floor
(No. and Street)

New York (City) **NY** (State) **10004** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Halikias **212 607-2671**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

95 Locust Avenue (Address) **Red Bank** (City) **NJ** (State) **07701** (Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas Hallklas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Light Horse Market Solutions, Inc., as of December 31, 2016, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

KASHMAIN TANYA WILSON
Notary Public - State of New York
NO. 01WI6248107
Qualified in Queens County
My Commission Expires 09/12/2019

Notary Public

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Light Horse Market Solutions, Inc.
Audited Financial Statements
And Report on Supplemental Information
December 31, 2016

Contents

Independent Auditor's Report	**2-3**
Statement of Financial Condition	**4**
Statement of Operations	**5**
Statement of Cash Flows	**6**
Statement of Changes in Shareholder Equity	**7**
Notes to the Financial Statements	**8-10**
Schedules I & II, Computation of Net Capital	**11**
Report on Internal Controls	**12-13**
Management's Attestation on k(2)(ii) Exemption	**14**
Report of Independent Public Accounting Firm	**15**

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565 | 95 Locust Avenue
Fax (732) 747-1230 | Red Bank, NJ 07701
LKremerCPA.com | LeighKremer@verizon.net

Independent Auditor's Report

The Shareholder
Light Horse Market Solutions, Inc.

We have audited the accompanying statement of financial condition of Light Horse Market Solutions, Inc., as of December 31, 2016, and the related statements of operations, changes in shareholder equity and cash flows for the year then ended. These financial statements are the responsibility of Light Horse Market Solutions, Inc.'s management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and pursuant to Regulation 1.16 under the Commodity Exchange Act. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Light Horse Market Solutions, Inc. as of December 31, 2016, and the results of operations, changes in shareholder equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information, including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemption Provision under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audits of the Light Horse Market Solutions, Inc's financial statements. The supplemental information is the responsibility of Light Horse Market Solutions Inc.'s management. Our audit procedures included determining whether

the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. section 240.17 a-5. In our opinion, the Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemption Provision under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Leigh J Kremer, CPA
Red Bank, NJ
February 24, 2017

Light Horse Market Solutions, Inc.
Statement of Financial Condition
As of December 31, 2016

ASSETS	
Current assets:	
Cash	$79,590
Deposit at clearing broker	$22,500
Commissions receivable	12,096
Prepaid expenses	1,986
Total Current Assets	$116,172
Other assets:	
Loan receivable	25,063
Office equipment- net of accumulated depreciation	1,546
Security deposit	1,375
Total Assets	$144,156
LIABILITIES & SHAREHOLDER EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$53,919
Total Current Liabilities	$53,919
Shareholder Equity:	
Common stock: 1,000 shares authorized at $.01 par value 1,000 shares issued and outstanding	$10
Additional paid in capital	281,434
Retained deficit	(191,207)
Shareholder equity	90,237
Total Liabilities & Shareholder Equity	$144,156

Please see the notes to the financial statements.

Light Horse Market Solutions, Inc.
Statement of Operations
For the Year Ended December 31, 2016

Commission revenues	$258,434
Consulting income	14,955
Other income	14,417
Interest income	98
Less execution expenses	(108,288)
Net revenues	$179,616
General and administrative expenses:	
Salary expense	$76,891
Rent expense	6,051
Insurance expense	29,264
Professional fees	8,253
General administration	54,312
Total general and administrative expenses	174,771
Net income before income tax provision	$4,845
Provision for income taxes	0
Net income	$4,845

Please see the notes to the financial statements.

Light Horse Market Solutions, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2016

Operating activities:	
Net income	$4,845
Add back transactions not requiring cash:	
Depreciation expense	491
Changes in other operating assets and liabilities:	
Deposit at clearing broker	($22,500)
Commissions receivable	815
Prepaid expenses	12,889
Loan receivable	(25,063)
Accounts payable & accrued expenses	(20,867)
Net cash used by operations	($49,390)
Investing activities:	
Security deposit	($1,375)
Net cash used by investing activities	(1,375)
Financing activities:	
Capital distribution	($7,500)
Net cash used by financing activities	(7,500)
Net decrease in cash during the year	($58,265)
Cash at December 31, 2015	137,855
Cash at December 31, 2016	$79,590
Supplemental disclosures of cash flow information:	
Interest paid during the year	$261
Income taxes paid during the year	$0

Please see the notes to the financial statements.

Light Horse Market Solutions, Inc.
Statement of Changes in Shareholder Equity
For the Year Ended December 31, 2016

	Common Shares	Common Value	Paid in Capital	Retained Deficit	Total Equity
Balance at December 31, 2015	200	$10	$288,934	($196,052)	$92,892
Capital distribution			(7,500)		(7,500)
Net income for the year				4,845	4,845
Balance at December 31, 2016	200	$10	$281,434	($191,207)	$90,237

Please see the notes to the financial statements.

Light Horse Market Solutions, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2016

1. Organization

Light Horse Market Solutions, Inc. (the Company) is a privately held corporation formed in Florida in 2002 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) to purchase and sell securities on behalf of its clients. Client transactions are cleared through the Company's clearing broker on a "fully disclosed" basis.

The Company also conducts business as an introducing broker in commodity futures and options transactions. The Company is a member of the National Futures Association and registered with the Commodity Futures Trading Commission. The Company solicits customer accounts for trading in registered futures and options that are cleared through a registered futures commission merchant (FCM) on a fully disclosed basis. The Company receives commissions from the FCM based upon the number of trades transacted. The Company clears its clients' trades on a "fully disclosed" basis through its clearing FCM.

Under Securities and Exchange Commission Rule 15c3-3(k)(2)(ii), the Company is exempt from the reserve and possession or control requirements of Rule 15c3-3. The Company does not carry or clear customer transactions and instead, clears customer transaction on a "fully disclosed" basis through its clearing broker.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- The Company records commission revenues on securities transactions as of the trade date. Commission revenues for futures and options are recorded in full upon the opening of an option contract and on a half turn basis upon the opening of a future contract and the closing of a future contract. Other revenues are recorded when the service has been provided to the client and collection of the fee is reasonably assured.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Office equipment- Office equipment is recorded at historical cost and depreciated to expense over the estimated useful life of the underlying asset, which is estimated as three years.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholder and therefore, no provision for federal income taxes has been included in these consolidated financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

The Company has no investments in equity or debt at December 31, 2016.

Cash, commissions receivable, other assets, loan receivable, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2016 because of their short-term nature.

4. Commitments & Contingencies

The Company is not committed to a non-cancellable lease for its office space located in New York City, New York, and rents its space on a "month to month" basis.

5. Off Balance Sheet Risk

The Company executes various transactions for the benefit of its customers through the clearing FCM. These transactions are contracted on a margin basis whereby the particular customer is required to maintain minimum margin with the clearing FCM to financially support a particular position in futures and option contracts. The minimum margin deposit required may vary depending upon the particular positions transacted by the customer, the market value of the particular position, and the amount of funds deposited in the customer's account. In the event that a customer is in default of an obligation to the clearing FCM, the clearing FCM will require the Company to fulfill the obligation on behalf of its customer. Such transactions may expose the Company to significant off balance sheet risk

The Company seeks to control these risks by monitoring the transactions of all customers' accounts on a daily basis.

6. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act SEC), the Company is required to maintain a minimum net capital of $5,000, as defined under such provisions. In addition, as an independent introducing broker, the Company is subject to minimum capital requirements of $45,000 or $3,000 per associated person adopted and as per Rule 1.17 of the Commodity Exchange Act (CEA). As of December 31, 2016, the Company had net capital of $48,827, which is in excess of net capital requirements by $43,827 of SEC requirements and $3,827 of CEA requirements.

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2016 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II

Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Shareholder equity	$90,237
DEBITS:	
Non-allowable assets:	
Prepaid expenses	(1,986)
Accounts Receivable: non-allowable portion	(11,440)
Loan receivable	(25,063)
Office equipment- net of accumulated depreciation	(1,546)
Security deposit	(1,375)
NET CAPITAL	$48,827
Less haircuts	0
ADJUSTED NET CAPITAL	$48,827
Minimum requirements of 6-2/3% of aggregate indebtedness or $45,000, whichever is greater.	45,000
EXCESS NET CAPITAL	$3,827
AGGREGATE INDEBTEDNESS:	$53,919
AGGREGATE INDEBTEDNESS TO NET CAPITAL	110.43%
Excess net capital previously reported on Form X-17A-5 (amended)	$45,385
Adjustment for net capital requirement for introducing brokers	(40,000)
Change in non-allowable assets	(1,558)
Excess net capital per audited report	$3,827

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Report on Internal Control Procedures

The Shareholder
Light Horse Market Solutions, Inc.

In planning and performing our audit of the financial statements Light Horse Market Solutions, Inc for the year ended December 31, 2016 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing an opinion the financial statements, but not for expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

- The periodic computations of minimum financial requirements pursuant to Regulation 1.17

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles. Regulation 1.16d-2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented ore detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control structure that might be material weaknesses. However, we did not identify any deficiencies involving the internal control structure that we consider to be material weaknesses as previously defined.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2016, to meet the Commission's objectives.

Leigh J. Kremer, CPA
Red Bank, N.J.
February 24, 2017

LIGHT HORSE
MARKET SOLUTIONS

December 31, 2016

Rule 15c3-3 Exemption Report

Light Horse Market Solutions Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Light Horse Market Solutions Inc. states the following:

Light Horse Market Solutions Inc. claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Light Horse Market Solutions Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Thank you,

Thomas T. Halikias, CEO

25 Broadway, 9th Fl • New York • New York, 10004
(212) 607-2671 • www.lighthorsems.com

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Light Horse Market Solutions, Inc., identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Light Horse Market Solutions, Inc., claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) Light Horse Market Solutions, Inc., stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Light Horse Market Solutions, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Light Horse Management Solutions, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J. Kremer, CPA
Red Bank, N.J.
February 24, 2017